

DIVISION OF
CORPORATION FINANCE

August 11, 2010

Mr. Ben Wang
Chief Financial Officer
China Prosperous Clean Energy Corporation
West Side, Public Transportation Gas Filling Center
Angang Avenue-Middle Part, Yindu District
Anyang, Henan Province, Postal code: 455000
The People's Republic of China

> **Re: China Prosperous Clean Energy Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 31, 2009**
> **File No. 000-53224**

Dear Mr.Wang:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Karl Hiller
Branch Chief